Baker Hughes Incorporated

2929 Allen Parkway, Suite 2100
Houston, Texas 77019
P.O. Box 4740
Houston, Texas 77210-4740
Tel 713-439-8600
Fax 713-439-8472
Alan.Crain@bakerhughes.com

Alan R. Crain
Senior Vice President
and General Counsel
February 9, 2010
VIA EDGAR AND MESSENGER
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-4628
Attention: Mr. H. Roger Schwall

Re:	Baker Hughes Incorporated Amendment No. 2 to Registration Statement on Form S-4 Filed January 26, 2010 File No. 333-162463
Dear Mr. Schwall:
     We hereby submit for filing by direct electronic transmission under the federal securities laws of the United States, Amendment No. 3 (“Amendment No. 3 to Form S-4”) to the Registration Statement (as amended, the “Registration Statement”), File Number 333-162463, filed January 26, 2010 by Baker Hughes Incorporated (the “Company”). For your convenience, we will also provide by hand delivery a clean copy and a marked copy showing changes from Amendment No. 2 to the Registration Statement.
     We are providing the following responses to the comment letter dated February 2, 2010 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”). For your convenience, we have repeated each of the comments set forth in the Staff’s comment letter and followed each comment with the Company’s response.
General
1.	Please provide relevant updates with each amendment. For example, please update the recent prices for the common stock of Baker Hughes and BJ Services.
Response:
As requested, we have revised the Registration Statement to include relevant updates.

Securities and Exchange Commission
February 9, 2010

2.	We note your revised disclosure at pages 70-71 regarding the financial analyses performed by BofA Merrill Lynch Securities. Please file an updated consent from such financial advisor.
Response:
As requested, we have filed as Exhibit 99.6, the consent of Merrill, Lynch, Pierce, Fenner & Smith Incorporated dated February 9, 2010.
3.	We note your response to our prior comment 8 and your statement that the registration statement is intended to register the maximum number of shares of common stock that may be issued to former BJ Services stockholders upon closing of the merger, taking into account all outstanding BJ Services stock options, performance units and phantom stock. Please advise us whether this number of shares includes all shares underlying all outstanding BJ Services stock options, including those that may not be exercised prior to closing.
Response:
We note the Staff’s comment and confirm that, as discussed telephonically with the Commission on February 2, 2010, the number of shares listed in the fee table to the Registration Statement includes the maximum number of shares of common stock that may be issued as a result of the merger, taking into account all outstanding BJ Services stock options, performance units and phantom stock, including all shares underlying all outstanding BJ Services stock options that may not be exercised prior to closing.
4.	We note your disclosure that as of the effective time of the merger, each outstanding option to purchase shares of BJ Services common stock granted under a BJ Services incentive plan (other than the BJ Services Company 2008 Employee Stock Purchase Plan) that is outstanding and unexercised immediately prior to the effective time of the merger will be assumed by Baker Hughes and converted into an adjusted stock right to purchase, on the same terms and conditions as applied to each such stock option immediately prior to the effective time of the merger, Baker Hughes common stock. Please register such conversion or tell us why such conversion does not need to be registered.
Response:
We note the Staff’s comment and confirm that, as discussed telephonically with the Commission on February 2, 2010, each outstanding option to purchase shares of BJ Services common stock granted under a BJ Services incentive plan (other than the BJ Services Company 2008 Employee Stock Purchase Plan) that is outstanding and unexercised immediately prior to the effective time of the merger will be assumed by Baker Hughes and converted into an adjusted stock right to purchase, on the same terms and conditions as applied to each such stock option immediately prior to the effective

Securities and Exchange Commission
February 9, 2010

time of the merger, Baker Hughes common stock. Since the assumption of the BJ Services options and the rights and obligations associated therewith will not occur until the effective time of the merger and since the number of the unexercised BJ Services options that will be converted into adjusted stock rights will not be known until the effective time, following the closing, we will register the number of shares issuable upon exercise of the then outstanding BJ Services options. While the issuance of all such shares of common stock will have been previously registered on the Registration Statement on Form S-4, for the BJ Services options that are not exercised prior to the effective time of the merger and are subsequently converted into adjusted stock rights, we will register the shares of Baker Hughes common stock issuable under such adjusted stock rights on a separate registration statement.
          If you have any further questions, or if you require any additional information, please do not hesitate to contact the undersigned by telephone at (713) 439-8600 or Christine LaFollette of Akin Gump Strauss Hauer & Feld LLP at (713) 220-5896. Thank you for your assistance.

Very truly yours,
/s/ Alan R. Crain
Alan R. Crain
Senior Vice President and General Counsel

cc:	Parker Morrill, U.S. Securities and Exchange Commission Laura Nicholson, U.S. Securities and Exchange Commission Christine B. LaFollette, Akin Gump Strauss Hauer & Feld LLP